     Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Compass Bancshares, Inc.
Commission File No. 1-31272

Below is a document posted on the Compass Bancshares, Inc. Intranet site.

Frequently Asked Questions About the BBVA Acquisition #6

In this edition, we are addressing questions about the status of the BBVA acquisition and its effect on Compass’ business strategy, operations and future plans. We also discuss inaccuracies and misinformation that have been published recently in the media about the transaction. This edition also includes comments from BBVA USA’s chief executive José María García Meyer.

Compass is working to answer your questions about the effect of the acquisition on investment choices in the SmartInvestor-401(k) and similar questions that we have received through the online “Submit a Question” feature of the Intranet BBVA News & Info page.

Please continue to submit questions using the “Send a Question” feature, and if Intranet access is not available in your area, send questions to EmployeeRelations@compassbank.com or to Employee Relations at AL BI-CH ERC.

Because not everyone has easy access to e-mail or the Intranet, a printed edition of these FAQs will be distributed via interoffice mail beginning June 27.

Q.	Is the acquisition on schedule?

A.	Yes.

Q.	Which regulatory agencies have so far approved BBVA’s acquisition of Compass?

A.	The Federal Reserve Board and the State of Alabama Banking Department.

Q.	Which agency approvals are still needed?

A.	The Bank of Spain.

Q.	What’s the latest news on upcoming shareholders meetings?

A. The BBVA shareholders meeting occurred on June 21, at which they authorized the shares to be issued in this transaction. The date of Compass’ shareholders meeting, at which shareholders will have the opportunity to cast their vote concerning the acquisition, will be announced soon.

Q. What are BBVA’s initial plans regarding Compass and BBVA’s three U.S. banks?

A. The priority is to integrate BBVA’s existing U.S. banks – Laredo National Bank, State National Bank and Texas State Bank – into Compass and to develop BBVA’s franchise in the U.S.

BBVA has decided to use Compass’ technology platform and systems in the combined bank. The three other banks’ systems integration into ours should begin in January 2008 and is expected to take approximately one year to complete. This is the general timeline, but exact plans are yet to be determined. We’ll continue to communicate information concerning this process as it becomes available.

Q. What are BBVA’s plans for further expansion?

A. While BBVA is now focused on Compass acquisition and its integration with the banks in Texas, it has indicated that it will consider any opportunity for expansion that would fit into its model and strategy, both in and out of the U.S. Specifically, BBVA has expressed plans to grow Compass’ presence, particularly in Florida, Colorado and New Mexico.

Q. Does BBVA plan to sell any part of Compass?

A. No. According to BBVA USA chief executive José María García Meyer in the June 13 edition of American Banker: “…we want to grow in the U.S. rather than sell anything.”

Q. Will the headquarters and operations centers remain in Birmingham?

A. Yes. According to García Meyer, BBVA will keep the headquarters and major operations areas in Birmingham. The same strategy applies to other Compass operations and service centers.

Moving our headquarters and operations to Texas is unnecessary, as stated by García Meyer in American Banker: “We’re going to keep the same structure that Compass has. Their operations platforms are suitable for our banks in Texas … and we don’t see the need to create additional complexity by moving their people and their headquarters to Texas.”

García Meyer also stated that BBVA would support Compass chairman and CEO Paul Jones staying with the company past his 18-month commitment.

Q. I’ve read speculative reports in the media about Compass moving its headquarters to Texas or selling off pieces of the franchise. This information differs from official statements from Compass and BBVA. Why?

A. The media reports and so-called “expert” opinions quoted in articles or on TV are often based on speculation or incomplete facts. While these headlines grab the attention of the reader, often the information included can be inaccurate or misleading.

Here are some specific examples:

  Headline in the June 8 Birmingham Business Journal titled, “Houston bound? Compass to incorporate in Texas”

Many people don’t realize that Compass Bancshares, the holding company for Compass Bank, is already incorporated in a state other than Alabama: Delaware, while Compass Bank is an Alabama-chartered bank. A step in the acquisition process will include Compass Bancshares incorporating as a Texas holding company. However, ultimately, the holding company for Compass Bank will be, as it is today, a Delaware corporation. Also, Compass Bank will continue to be an Alabama-chartered bank.

  Statement by a financial analyst in the June 13 American Banker: “[Compass] has wanted to move their headquarters to Houston for years, but they’ve always been hesitant about changing regulators."

This is, simply, untrue.

  Recent article in the Birmingham News that states: “And there’s speculation in the industry that BBVA might eventually sell the Alabama operations.”

Although it is true that there has been speculation, according to García Meyer as quoted in American Banker, BBVA has no plans to sell Compass’ Alabama operations.

Overall, it’s important to note that the official statements of Compass and BBVA should be relied upon rather than speculative reports in the media. Both Compass and BBVA are committed to giving you the most accurate information available.

Q.	Why is Paul Jones working out of Houston?

A.	Jones is in Houston to head up the integration of BBVA’s Texas-based banks into Compass. He will lead the combined bank once the acquisition takes place. Jones still travels to Birmingham when necessary.

(See page 3 of FAQ #5, dated June 7, for more information about Jones’ responsibilities and how he reports within the BBVA organizational structure.)

We are committed to keeping you informed.

Cautionary Statement Regarding Forward-looking Information

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Compass stockholders or BBVA shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass’ and BBVA’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about Compass, BBVA, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov, from Compass’ Investor Relations department or from BBVA’s Investor Relations department.

Participants in the Transaction

Compass, BBVA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006, and information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.